Net debt breakdown - Unaudited €B Exhibit 99.2 Sept. 30, ’18(*) Dec. 31, ‘18(*) Cons. Ind. Fin. Cons. Ind. Fin. (15.4) (12.9) (2.5) Gross Debt (**) (14.7) (11.7) (3.0) 0.4 0.4 - Fin. Receiv. from Fin.Co. JV 0.2 0.2 - 0.3 0.3 0.0 Derivatives M-to-M, Net 0.1 0.1 0.0 12.3 12.1 0.2 Cash & marketable securities 13.4 13.2 0.2 (2.5) (0.2) (2.3) Net cash/(debt) (0.9) 1.9 (2.8) (*): Amounts include Magneti Marelli for comparability with prior periods and previously provided guidance (**): net of Intersegment receivables Note: Numbers may not add due to rounding Q4 2018 Results Q4 2018 Additional Information: Debt Feb.Feb 26,28, 2019 1

Gross debt breakdown - Unaudited €B Outstanding Outstanding Sept. 30, ’18(*) Dec. 31, ’18(*) (15.0) Cash maturities (14.3) (6.3) Bank debt (5.5) (8.1) Capital markets debt (8.1) (0.7) Other debt (0.6) (0.4) Asset-backed financing (0.5) 0.0 Accruals 0.1 (15.4) Gross Debt (14.7) 0.4 Fin. Receiv. from Fin.Co. JV 0.2 (15.1) Gross debt (net of Fin. Receiv. from Fin.Co. JV) (14.5) 12.3 Cash & marketable securities 13.4 0.3 Derivatives assets/(liabilities) 0.1 (2.5) Net cash/(debt) (0.9) 7.7 Undrawn committed revolving facilities 7.7 (*): Amounts include Magneti Marelli for comparability with prior periods and previously provided guidance Note: Numbers may not add due to rounding Q4 2018 Results Q4 2018 Additional Information: Debt Feb.Feb 26,28, 2019 2

Debt maturity schedule - Unaudited €B Outstanding Dec. 31, ’18* 2019* 2020* 2021* 2022* 2023* Beyond* 5.5 Bank debt 3.2 0.8 0,4 0.7 0.2 0.2 8.1 Capital markets debt 1.8 1.3 1.0 1.4 1.3 1.3 0.6 Other debt 0.5 0.1 0.0 0.0 0.0 0.0 14.3 Total cash maturities ** 5.5 2.2 1.4 2.1 1.6 1.5 13.4 Cash and marketable securities 7.7 Undrawn committed revolving facilities 21.1 Total available liquidity Sale of receivables (IFRS de-recognition 8.6 compliant) of which receivables sold to financial 5.5 services JVs (FCA Bank) Note: Numbers may not add due to rounding *: Amounts include Magneti Marelli for comparability with prior periods and previously provided guidance ** Excludes accruals and Asset backed financing (€ 0.5B in December 2018). Total Debt vs Third Parties € 14.7B Q4 2018 Results Q4 2018 Additional Information: Debt Feb.Feb 26,28, 2019 3